CLOUD COVER MEDIA, INC.

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2016 AND 2015

(unaudited)

Together With Accountants' Review Report



CLOUD COVER MEDIA, INC.
Index to the Financial Statements
(unaudited)

dbbmckennon
Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management
Cloud Cover Media, Inc.
Santa Monica, California

We have reviewed the accompanying financial statements of Cloud Cover Media, Inc. (a California corporation), which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations, stockholders' deficit, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

dbbMcKennon

Newport Beach, California
January 16, 2018

1

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 P: 949.200.3280 F: 949.200.3281 www.dbbmckennon.com
Santa Monica Newport Beach San Diego

Cloud Cover Media, Inc.
Balance Sheets
As of December 31, 2016 and 2015
(unaudited)

	2016	2015
Assets		
Current assets:		
Cash	$ 39,179	$ 22,620
Inventory	15,000	-
Other current assets	-	10,000
Total current assets	54,179	32,620
Other assets	3,000	3,000
Total assets	$ 57,179	$ 35,620
Liabilities and Stockholders' Deficit		
Current liabilities:		
Accounts payable	$ 225,119	$ 102,142
Accrued liabilities	95,904	36,789
Deferred revenue	28,540	7,636
Settlements payable	79,372	393,327
Total current liabilities	428,935	539,894
Convertible debt	782,000	510,000
Convertible debt - related parties	120,000	-
Total liabilities	1,330,935	1,049,894
Commitments and contingencies (Note 4)	-	-
Stockholders' Deficit:		
Preferred series C	500,000	-
Preferred series B	900,000	900,000
Preferred series A	500,000	500,000
Common stock	97,271	97,271
Additional paid-in capital	220,424	151,410
Accumulated deficit	(3,491,451)	(2,662,955)
Total stockholders' deficit	(1,273,756)	(1,014,274)
Total liabilities and stockholders' deficit	$ 57,179	$ 35,620

Cloud Cover Media, Inc.
Statements of Operations
For the Years Ended December 31, 2016 and 2015
(unaudited)

		2016		2015
Revenues	$	634,259	$	450,958
Cost of revenues		294,404		259,288
Gross profit		339,855		191,670
Operating Expenses:				
General and administrative		684,882		543,202
Sales and marketing		53,590		46,120
Research and development		345,789		253,977
Total operating expenses		1,146,128		843,299
Operating loss		(806,273)		(651,629)
Other (income) expense :				
Interest expense		21,423		30,058
Other income		-		(68)
Total other (income) expense		21,423		29,990
Loss before provision for income taxes		(827,696)		(681,619)
Provision for income taxes		800		1,257
Net loss	$	(828,496)	$	(682,876)

Cloud Cover Media, Inc.
Statements of Cash Flows
For the Years Ended December 31, 2016 and 2015
(unaudited)

	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (828,496)	$ (682,876)
Adjustments to reconcile net loss to net cash used in operating activities:		
Provision for settlement	36,045	23,038
Stock-based compensation	69,014	15,362
Changes in operating assets and liabilities:		
Inventory	(15,000)	-
Other current assets	10,000	-
Accounts payable	122,977	102,142
Accrued liabilities	74,115	31,742
Deferred revenue	20,904	(2,897)
Settlements payable	(350,000)	-
Net cash provided by (used in) operating activities	(860,441)	(513,489)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Deposits and other	-	(3,000)
Net cash provided by (used in) investing activities	-	(3,000)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from convertible debt	352,000	430,000
Proceeds from convertible debt - related parties	25,000	80,000
Proceeds from sale of Preferred Series C	500,000	-
Net cash provided by (used in) financing activities	877,000	510,000
Increase (decrease) in cash and cash equivalents	16,559	(6,489)
Cash and cash equivalents, beginning of year	22,620	29,109
Cash and cash equivalents, end of year	$ 39,179	$ 22,620
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ 4,000	$ 2,082
Cash paid for income taxes	$ -	$ 1,257
Non-cash investing and financing activities:		
Accrued contractor fees converted to convertible debt	$ 15,000	$ -

See accompanying independent accountants' review report and notes to the financial statements

Cloud Cover Media, Inc.
Statement of Stockholders' Deficit
For the Years Ended December 31, 2016 and 2015
(unaudited)

	Preferred Series C		Preferred Series B		Preferred Series A		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			
December 31, 2014	-	$ -	10,865,809	$ 900,000	7,847,500	$ 500,000	13,140,425	$ 97,271	$ 136,048	$ (1,980,079)	$ (346,760)
Stock option compensation	-	-	-	-	-	-	-	-	15,362	-	15,362
Net loss	-	-	-	-	-	-	-	-	-	(682,876)	(682,876)
December 31, 2015	-	-	10,865,809	900,000	7,847,500	500,000	13,140,425	97,271	151,410	(2,662,955)	(1,014,274)
Stock option compensation	-	-	-	-	-	-	-	-	69,014	-	69,014
Sale of Preferred Series C for cash	5,875,411	500,000	-	-	-	-	-	-	-	-	500,000
Net loss	-	-	-	-	-	-	-	-	-	(828,496)	(828,496)
December 31, 2016	5,875,411	$ 500,000	10,865,809	$ 900,000	7,847,500	$ 500,000	13,140,425	$ 97,271	$ 220,424	$ (3,491,451)	$ (1,273,756)

5

NOTE 1 – NATURE OF OPERATIONS

Cloud Cover Media, Inc. was formed on January 28, 2011 in the State of California. The financial statements of Cloud Cover Media, Inc. (the "Company") are prepared in accordance with accounting principles generally accepted in the United States of America. The Company's headquarters are located in Santa Monica, California.

Cloud Cover Music (CCM) is a Software as a Service (SaaS) enterprise that streams legal, licensed background music and custom messages to businesses (retail, office, hospitality, manufacturing) in North America, providing these services by paid subscription. Customers can simply sign up and use the service on a "self-serve" basis online. CCM already has thousands of subscribers as it penetrates a market with over 10 million locations to address. The Company's mission statement: deliver audio solutions to businesses that match their business goals.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
Preparation of the financial statements in conformity with US GAAP requires us to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could ultimately differ from these estimates. It is reasonably possible that changes in estimates may occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect our assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to us as of December 31, 2016 and 2015. Fair values of the Company's financial instruments were assumed to approximate carrying values because of the instruments' short-term nature.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable
Accounts receivable are recorded at the invoiced amount and are non-interest-bearing. The Company maintains an allowance for doubtful accounts to reserve for potential uncollectible receivables. As of December 31, 2016 and 2015, there was no reserve deemed required by us.

Inventories
Inventories are valued at the lower of first-in, first-out, cost, or market value (net realizable value). Management regularly reviews inventory quantities on hand and records a provision for excess and slow-moving inventory based primarily on estimated forecast of product demand and related product expiration dates. As of December 31, 2016, inventory consists of a deposit on finished goods inventory.

Property and Equipment
Fixed assets are stated at cost. The Company's fixed assets are depreciated using the straight-line method over the estimated useful life of three (3) to seven (7) years. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations. As of December 31, 2016 and 2015 the Company had property and equipment totaling $4,096 which was fully depreciated.

Intangible Assets
Intangible assets with finite lives are amortized over their respective estimated lives and reviewed for impairment whenever events or other changes in circumstances indicate that the carrying amount may not be recoverable. The impairment testing compares carrying values to fair values and, when appropriate, the carrying value of these assets is reduced to fair value. Impairment charges, if any, are recorded in the period in which the impairment is determined. No impairment was deemed necessary for the periods presented.

Internal Use Software
We incur software development costs to develop software programs to be used solely to meet our internal needs and cloud-based applications used to deliver our services. In accordance with Accounting Standards Codification ("ASC") 350-40, Internal-Use Software, we capitalize development costs related to these software applications once the preliminary project stage is complete and it is probable that the project will be completed, the software will be used to perform the function intended, and the value will be recoverable. Reengineering costs, minor modifications and enhancements that do not significantly improve the overall functionality of the software are expensed as incurred. We have not capitalized any development to date.

Impairment of Long-Lived Assets
The Company reviews its long-lived assets in accordance with Accounting Standards Codification ("ASC") 360-10-35, *Impairment or Disposal of Long-Lived Assets*. Under that directive, long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Such group is tested for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. When such factors and circumstances exist, the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives are compared against their respective carrying amount. Impairment, if any, is based on the excess of the carrying amount over the fair value, based on market value when available, or discounted expected cash flows, of those assets and is recorded in the period in which the determination is made.

Accounting for Convertible Notes and Securities with Beneficial Conversion Features
Convertible debt is accounted for under the guidelines established by ASC 470-20, *Debt with Conversion and Other Options*. ASC 470-20 governs the calculation of an embedded beneficial conversion, which is treated as an additional discount to the instruments where derivative accounting does not apply. The amount of the beneficial conversion feature may reduce the carrying value of the instrument. The discounts relating to the initial recording of the derivatives or beneficial conversion features are accreted over the term of the debt. When beneficial conversion features are based on a future contingent event, the beneficial conversion feature is deferred and recorded at the time when the contingency no longer exists.

The Company accounts for modifications of its note terms in accordance with ASC 470-50, *Modifications and Extinguishments*. ASC 470-50 requires the modification of a convertible debt instrument that changes the fair value of an embedded conversion feature and the subsequent recognition of interest expense or the associated debt instrument when the modification does not result in a debt extinguishment.

Preferred Stock
ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by consolidated entities) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity.

Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, derivative liability accounting is not required by the Company.

Costs incurred directly for the issuance of the preferred stock are recorded as a reduction of gross proceeds received by the Company, resulting in a discount to the preferred stock. The discount is amortized to the accumulated deficit, due to the absence of additional paid-in capital, over the period to redemption using the effective interest method of accounting.

Dividends which are required to be paid upon redemption are accrued and recorded within preferred stock and accumulated deficit.

Revenue Recognition - Subscriptions
The Company recognizes revenue related to sales of subscriptions, products and services when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered to the customer, (iii) the fee is fixed or determinable, and (iv) collectability is reasonably assured.

Subscription revenues are derived from monthly or annual music and service subscriptions and are collected primarily from credit cards or other electronic payments at the beginning of the subscription period. Subscription revenues are recognized ratably over the subscription period, ranging from one month to one year. The one-year subscriptions are not subject to refund upon cancellation. Subscription revenues are not allocated to any free-trial periods the Company may offer. Amounts received from subscribers for which he performance obligations have not been fulfilled are recorded in deferred revenue.

Cost of Revenues
Cost of subscription revenues consists of hosting fees, processing fees, and licensed content.

Advertising
The Company expenses advertising costs as incurred.

Research and Development
The Company incurs research and development costs during the process of researching and developing its technologies and future product offerings. Research and development costs consist primarily of creating, improving, testing, and deploying elements of the software as a service architecture to increase the value to the target customer base. These costs not subject to capitalization under other policies are expensed as incurred until the resulting product has been completed, tested, and made ready for commercial use.

Stock-Based Compensation
The Company accounts for stock options issued to employees under ASC 718, *Share-Based Payment*. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505, *Equity*. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's units on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to members' equity.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since 2014. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution, which it believes to be creditworthy, located in the United States of America. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

During 2016 and 2015, the Company sourced content from two primary sources. We do not believe the loss of one of these content providers would have a negative long-term impact on our operations; however, the loss of both providers simultaneously would have a negative impact on operations.

NOTE 3 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred losses from operations and had net cash used in operating activities of approximately $860,000 and $513,000 for the years ended December 31, 2016 and 2015, respectively. These matters raise substantial doubt about the Company's ability to continue as a going concern.

During the next 12 months, we intend to fund its operations through operating revenue, equity and or debt financing, and a Regulation Crowdfunding offering. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned operations, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

NOTE 4 – CONVERTIBLE DEBT

Convertible Debt
During 2015, 2016 and 2017, to fund operations the Company entered into a series of convertible note agreements with third parties and related parties totaling $510,000, $392,000 and $805,000, respectively. The notes bear interest at 10% per annum, and had original maturity dates ranging from February 2020 to November 2021. In the 2016 amounts, $15,000 was converted from an accrued liability to our Chief Executive Officer. See Note 9 for additional information on 2017 convertible notes.

Each of the notes in this series contains an optional conversion feature. In such instance the notes and interest thereon are convertible prior to the first to occur of the Maturity Date or a Change of Control. The Holder has the option to convert all amounts into that number of shares of the Company's Series B or Series C Convertible Preferred Stock equal to (a) the principal amount of this Note and all accrued interest thereon, divided by (b) 60% or 65% of the lesser of (i) the Series B or Series C Conversion Price then in effect, and (ii) the lowest issue price of any equity security issued by the Company in any subsequent capital raising transaction occurring as of, or prior to, conversion. There have been no conversions to date. Upon change in control the convertible notes are redeemed at a rate of 1.75 of the principal balance. Of the balances outstanding at December 31, 2016, $510,000 matures in 2020 and $392,000 matures in 2021. The notes are secured by virtually all of the Company's assets.

Interest expense for the years ended December 31, 2016 and 2015 was $21,423 and $30,058, respectively.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Litigation
The Company is not currently involved with, and does not know of any, pending or threatened litigation against the Company or any of its officers.

Settlements
On May 31, 2016, the Company settled a billing dispute with a contract development firm, with the Company alleging overbilling. The Company paid all billings it agreed were valid, totaling $350,000. No additional payments are due based on the settlement. The settlement amounts stemmed from billings that

occurred prior to 2015, and accordingly the accrued amount is included in settlement payable as of December 31, 2015.

Per the Licenses discussion below, as the Company is negotiating with ASCAP and BMI in 2017 and 2018 to transition from "Interim Licenses" to "Term License Agreements." The Company has accrued the estimated potential liability based on these negotiations within the balance sheets.

Leases
The Company leases office and warehouse facilities in Santa Monica, California. The lease commenced March 1, 2015 and is for 36 months. Base rent is $3,750 per month. Future payouts are expected to be $47,277 for 2017 and $11,935 for 2018.

Licenses
The American Society of Composers, Authors, and Publishers ("ASCAP") and Broadcast Music, Inc. ("BMI") have granted the Company licenses to play music in business environments. These are technically called "Interim Licenses" based on receiving valid Consent Decrees between those Performing Rights Organizations ("PROs") and the Department of Justice, as administered by the Southern District Court of New York (the Southern District Court of New York oversees all US licensing). The Consent Decrees entitle the Company to perform background music for business establishments per the Company's notices to ASCAP and BMI. The Company is entitled to perform music within the full repertoire of ASCAP and BMI. The actual royalty rate is set by a tribunal and/or the Company and the respective PRO agreeing to a rate. ASCAP and BMI have not formally set a rate at this time by their own choosing. Informally, the rates have been set and do not have a formal expiration date. Once formalized, the Company will enter into a "Term License Agreement" for a typical term of five years, the maximum allowable before renewal. The entry into a formal agreement is certain because under the Consent Decrees, ASCAP and BMI must treat all similarly situated licensees alike. Also, once CCM and the respective society agree to a "Term License" rate (or the rate is established by a royalty rate tribunal) and enter into the Term License, the term and the rate are fixed for the term of the applicable license. For 2015 and 2016, there was no Term License agreement.

CCM is also under license with SoundExchange. SoundExchange represents and collects royalties for the Sound Recording Copyright Owners (SRCOs — record labels, generally) and featured artists. This is at the standard rates of SoundExchange.

NOTE 6 – STOCKHOLDERS' EQUITY

Preferred Stock
We have authorized the issuance of 200,000,000 shares of our preferred stock with no par value. Of these authorized shares 7,847,500 are designated as Series A Convertible Preferred Stock ("Series A, 52,000,000 are designated as Series B Convertible Preferred Stock ("Series B"), and 100,000,000 are designated as Series C Convertible Preferred Stock ("Series C"), collectively these make up the "Convertible Preferred Stock."

Convertible Preferred Stock
The Convertible Preferred Stock have liquidation preferences over common stock, vote on an as converted basis, and are entitled to dividends of 6% on a when and if declared basis by the Board of Directors. Upon liquidation, the Convertible Preferred Stock will be paid out of the assets of the Company an amount per share equal to one (1) times the respective series issue price, as defined below, prior to any holders of junior stock. If the assets are inadequate to pay full liquidation preferences to the Convertible Preferred Stock, such assets will be paid ratably in proportion to the full amounts to which they would otherwise be

respectively entities. The Convertible Preferred Stock may, at the option of the holder, be converted at any time into fully-paid and nonassessable shares of Common Stock. The conversion rates for the Convertible Preferred Stock is the quotient obtained by dividing the issue price of the respective series by the conversion price, which is initially set to the original issue price; therefore, making it a one-to-one conversion to common stock. Each share of Convertible Preferred Stock shall be automatically converted into shares of common stock, based on the the-effective applicable conversion rate at 1) at any time upon the vote or consent of the holder of at least a majority of the then-outstanding shares of Convertible Preferred Stock, or 2) immediately upon closing of an underwritten public offering of shares of Common Stock registered pursuant to the Securities Act of 1933 involving aggregate proceeds to the Company of at least $10,000,000. The Convertible Preferred Stock has various anti-dilution provisions which take into account future sales and issuances of common stock and other dilutive instruments. The Convertible Preferred Stock also includes a ratchet provision whereby if the Company sells one of the series of Convertible Preferred Stock below the respective conversion price, the affected services conversion price will be ratcheted down to the lower amount. The Convertible Preferred Stock votes on a per share basis with the common stock. The Convertible Preferred Stock has liquidation preference over the common stock.

Series A Preferred Stock
Since Inception, the Company received a cash investment of $500,000 and issued 7,847,500 shares of Series A, or $$0.0637 per share. The Series A issue price is $0.0637.

Series B Preferred Stock
Since Inception, the Company received a cash investment of 900,000 and issued 10,865,809 shares of Series B, or $$0.084 per share. The Series B issue price is $0.084.

Series C Preferred Stock
Since Inception, the Company received a cash investment of $962,000 and issued 11,304,348 shares of Series C, or $0.0851 per share. The Series C Issue Price is $0.851. Of this investment, $500,000 was received in 2016 and $462,000 was received in 2017.

Common Stock
We have authorized the issuance of 200,000,000 shares of our common stock with no par value.

Stock Options
In 2011, our Board of Directors adopted the Cloud Cover Media, Inc. 2011 Stock Option Plan (the "2011Plan"). The 2011 Plan provides for the grant of equity awards to employees, and consultants, including stock options, stock purchase rights and restricted stock units to purchase shares of our common stock. Up to 5,362,666 shares of our common stock may be issued pursuant to awards granted under the 2011 Plan, which was later increased to a total of 40,000,000 share options. The 2011 Plan is administered by our Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board.

In 2016 and 2015, the Company granted 0 and 7,400,000 stock options under the 2011 Plan to various employees, respectively. The granted options had an exercise price of $0.05, expire in ten years, and ranged from 100% immediate vesting, to vesting over a three-year period. The grant date fair value of the options issued in 2015 to employee was $151,305. The stock options were valued using the Black-Scholes pricing model as indicated below:

	December 31, 2016	December 31, 2015
Expected life (years)	N/A	6.0
Risk-free interest rate	N/A	1.3 – 1.7%

Expected volatility	N/A	39.0%
Annual dividend yield	N/A	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock by comparing the value of the common stock to the sale of preferred stocks to third parties, taking into account the rights and preferences of the preferred stock and taking into consideration the value of development to date and subscriber base.

A summary of the Company's stock options activity and related information is as follows:

	Stock Options		Weighted Average Exercise Price	Weighted Avg Remaining Life
Outstanding, December 31, 2014	6,660,000	$	0.05	9.00
Issued	7,384,722		-	-
Exercised	-		-	-
Expired	-		-	-
Outstanding, December 31, 2015	14,044,722	$	0.05	8.59
Issued	-		-	-
Exercised	-		-	-
Expired	-		-	-
Outstanding, December 31, 2016	14,044,722	$	0.05	7.59
Vested, December 31, 2016	8,094,026	$	0.05	6.72

Stock option expense for the years ended December 31, 2016 and 2015 was $69,014 and $15,362, respectively, and included in general and administrative expense in the accompanying statements of operations. The Company is expected to recognize the remaining value of the options through 2018 as follows: 2017 - $57,079, 2018 - $11,744.

Warrants
See Note 9 for warrants issued after December 31, 2016.

NOTE 7 – INCOME TAXES

The following table presents the current and deferred tax provision for federal and state income taxes for the years ended December 31:

	2016	2015
Current tax provision:		
Federal	$ -	$ -
State	800	1,300
Total	800	1,300
Deferred tax provision:		
Federal	392,000	249,000
State	104,000	67,000
Total	496,000	316,000
Valuation allowance	(496,000)	(316,000)
Total provision for income taxes	$ 800	$ 1,300

The components of our deferred tax assets (liabilities) for federal and state income taxes consisted of the following as of December 31:

	Asset (Liability)	
	2016	2015
Current:		
Other	$ -	$ 0
Noncurrent:		
Net operating loss carryforwards	1,403,000	907,000
Valuation allowance	(1,403,000)	(907,000)
Net deferred tax asset	$ -	$ -

Based on federal tax returns filed, or to be filed, through December 31, 2016, we had available approximately $1,403,000 in U.S. tax net operating loss carryforwards, pursuant to the Tax Reform Act of 1986, which assesses the utilization of a Company's net operating loss carryforwards resulting from retaining continuity of its business operations and changes within its ownership structure. Net operating loss carryforwards start to expire 2031 or 20 years for federal income and state tax reporting purposes.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all period starting in 2014. The Company currently is not under examination by any tax authority.

NOTE 8 – RELATED PARTY TRANSACTIONS

During the years ended December 31, 2016 and 2015, related parties of the entity invested $40,000 and $80,000 of convertible debt, as described in Note 4. See Note 9 for additional related party transactions subsequent to year end.

NOTE 9 – SUBSEQUENT EVENTS

The Company received $805,000 in convertible promissory notes from January 2017 through September 2017, at the same terms as notes provided in 2016, per Note 4, but with new start and maturity dates and the addition of 1,680,381 warrants exercisable at $0.05 for ten years. Of the total amount invested $190,000 was to related parties.

In 2017, the Company also completed a second close of a Series C fund raise of $462,000 in November 2017 at the identical terms of the first close in May of 2016. See Note 6.

In May 2017, the Company entered into an at-will employment agreement with its Chief Executive Officer. Included in the employment agreement was a grant for 9,500,000 stock options, vesting over three years with certain clauses for acceleration. The options are exercisable at $0.051 and expire in ten (10) years.

We have evaluated subsequent events that occurred after December 31, 2016 through January 16, 2018, the issuance date of these financial statements. There have been no other events or transactions during this time that would have a material effect on the financial statements.